VIM BEVERAGE, INC.
1301 Bank of America Tower, Suite 1132
12 Harcourt Road, Central Hong Kong

October 17, 2011

Shehzad Niazi, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3790
Telecopier Number: (703) 813-6963

Re:	Vim Beverage, Inc.
Registration Statement on Form S-l
File No. 333-164033

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. Eastern Standard Time, Wednesday, October 19, 2011, or as soon thereafter as practicable.

Additionally, Vim Beverage, Inc. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

VIM BEVERAGE, INC.

/s/ Aaron Suen
Aaron Suen
Chief Executive Officer
(Principal Executive Officer)
and Chief Financial Officer
(Principal Accounting Officer)